Ankam Inc.

5348 Vegas Drive, Las Vegas,

Nevada, 89108

February 1, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE | Washington DC 20549

Attn: Alexandra O. Barone

Division of Corporation Finance

Re:	Ankam Inc. Withdrawal of Acceleration Request - Amendment No. 5 Registration Statement on Form S-1 Filed January 27, 2022 File No. 333-255392

To U.S. Securities & Exchange Commission:

Reference is made to our letter, filed as correspondence via EDGAR on January 31, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, February 3, 2022, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

/s/ Georgii Salbiev

President of Ankam Inc.